NEWS RELEASE

Silver Resources Triple to more than 12 million ounces at
Santa Cruz Mine, Durango, Mexico

March 30, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that as a result of the recent successful exploration drilling programs, silver resources at the Santa Cruz Mine in Durango, Mexico, have more than doubled to 934,000 ounces of Silver in a Measured and Indicated resource categories and 3.84 million ounces of Silver in an Inferred resource Category at Porvenir with a “historical resource” at Deep Santa Cruz that has been recalculated to contain 8.0 million ounces of Silver.

Watts Griffis McOuat (“WGM”) was retained to prepare an audit of the resource estimate for the new North Porvenir discovery based on the first 21 drill holes. WGM confirms that this resource estimate conforms to Canadian Securities Regulation NI 43-101 guidelines and the definitions of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum standards. The polygonal estimate of the current resources in the Measured and Indicated categories totals 42,200 tonnes grading 689 gpt Ag and 1.2 gpt Au, containing 934,800 oz. silver. The Inferred resource category totals 245,700 tonnes grading 486 gpt Ag and 1.2 gpt Au, containing 3.839 million oz. silver. The Mineral Resource is estimated using a 335 g/t Ag cutoff and a minimum mining width of 1.0 meters with silver at $6.50 per oz.

This initial resource estimate must be considered preliminary as two drill rigs continue to intercept high grade silver-gold vein mineralization at North Porvenir along strike and down dip. The zone is still open in all directions. Endeavour anticipates updating the resource again later this year after more drilling is completed. The resources in the North Porvenir zone to date are reported as follows:

Classification	Tonnes	g Ag/t	g Au/t	Silver Oz
Measured	18,700	698	1.2	420,000
Indicated	23,500	682	1.2	514,800
Measured and Indicated	42,200	689	1.2	934,800

Inferred	245,700	486	1.2	3.84 million

Endeavour mine personnel also completed a re-calculation of the “historic resource” reported by Industrias Penoles in the Deep Santa Cruz zone based on 13 drill holes. A polygonal estimate of this historic resource totals 357,000 tonnes grading 700 gpt Ag and 1.7 gpt Au, containing 8.0 million oz. silver. The Deep Santa Cruz zone is open down dip and to a certain extent along strike. This resource is viewed as historical and is not NI 43-101 compliant and therefore should

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not be relied upon. Endeavour plans to re-drill some of the Penoles intersection to confirm grades and widths. The Company uses this information as a guide to defining drill targets and developing priorities for its exploration program. WGM has not reviewed or commented on the resource estimate at Deep Santa Cruz. The resource in the Deep Santa Cruz zone is reported as follows:

Classification	Tonnes	g Ag/t	g Au/t	Silver Oz
Historic possibly inferred	357,000	700	1.7	8.0 million

This re-calculated resource is 100% higher than the Penoles estimate of 3.9 million oz. Ag equivalents contained in 229,000 tonnes grading 525 gpt Ag and 1.2 gpt Au. For the Deep Santa Cruz and North Porvenir zones combined, the current 12 million oz. silver resource reflects an increase of 200% compared to the historic 3.9 million oz. silver resource at Deep Santa Cruz alone.

Endeavour plans to continue drilling at North Porvenir with two drill rigs until this exciting new high grade zone of mineralization is fully defined along strike, at which time one drill rig will continue step-out to drilling up and down-dip. The second drill rig will move to test the other seven mineralized zones identified on the Santa Cruz property.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Guadalajara, Jalisco state. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,

ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

Suite#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR